FORM 4 __ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Whitman, Martin J.	2. Issuer Name and Tickler or Trading Symbol Danielson Holding Corp. (DHC)

6.  Relationship of Reporting Person(s) to Issuer

(Check all applicable)

X   Director                              ___ 10% Owner

X  Officer (give title below)     ___Other (specify below)

_Chief Executive Officer_______________________________

(Last) (First) (Middle) 767 Third Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year May 2002
(Street) New York, NY 10017			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	May 2002	J(1)		747,333(2)		$5.00	2,028,476(3)	D	I(4)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Purchased from issuer in a rights offering pursuant to prospectus dated May 2, 2002.

(2), (4) Includes 507,902 shares purchased by Third Avenue Value Fund Series ("TAVF") of the Third Avenue Trust, an investment company registered under the Investment Company Act of 1940; 66,028 shares purchased by Martin J. Whitman & Co., Inc. ("MJW&Co"), a private investment company; and 50,229 shares purchased by Mr. Whitman's wife and three adult family members. Mr. Whitman may be deemed to control the investment adviser of TAVF, and may be deemed to own beneficially a five percent equity interest in TAVF. Mr. Whitman is the principal stockholder in MJW&Co, and may be deemed to own beneficially the shares owned by MJW&Co. Mr. Whitman disclaims beneficial ownership of the shares of common stock owned by TAVF and Mr. Whitman's family members.

(3), (4) Includes 1,311,571 shares beneficially owned by Third Avenue Value Fund Series ("TAVF") of the Third Avenue Trust, an investment company registered under the Investment Company Act of 1940; 170,509 shares beneficially owned by Martin J. Whitman & Co., Inc. ("MJW&Co"), a private investment company; and 134,587 shares beneficially owned by Mr. Whitman's wife and three adult family members. Mr. Whitman may be deemed to control the investment adviser of TAVF, and may be deemed to own beneficially a five percent equity interest in TAVF. Mr. Whitman is the principal stockholder in MJW&Co, and may be deemed to own beneficially the shares owned by MJW&Co. Mr. Whitman disclaims beneficial ownership of the shares of common stock owned by TAVF and Mr. Whitman's family members.

	By:/s/ Martin J. Whitman **Signature of Reporting Person	June 17, 2002 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure